August 16, 2019

Olivier Pomel
Chief Executive Officer
Datadog, Inc.
620 8th Avenue, 45th Floor
New York, NY 10018

       Re: Datadog, Inc.
           Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted August 14, 2019
           CIK No. 0001561550

Dear Mr. Pomel:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1

Notes to the Consolidated Financial Statements
Note 7. Commitments and Contingencies, page F-22

1. We note that you recognized a $5.0 million benefit related to the "release of a non-income tax liability" during the six months ended June 30, 2019. Please revise to provide more details about this transaction, including the nature of the liability and reasons for its release. Also, clarify for us whether the $5.0 million "one-time tax adjustment" you reference in footnote (d) on the cover page is referring to the release of this "non-income tax liability." If so, please tell us why you believe recording this adjustment in operating expense versus tax expense is appropriate.
 Olivier Pomel
Datadog, Inc.
August 16, 2019
Page 2


Note 14. Subsequent Events (unaudited), page F-37

2. Please revise to disclose the expected financial impact, including the related compensation expense and vesting terms, for the July 2019 stock option grant or any other grant that you might make prior to effectiveness, if material. Refer to ASC
855-10-50-2(b).
        You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at
(202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                           Sincerely,

FirstName LastNameOlivier Pomel                            Division of
Corporation Finance
                                                           Office of
Information Technologies
Comapany NameDatadog, Inc.
                                                           and Services
August 16, 2019 Page 2
cc:       Nicole Brookshire, Esq.
FirstName LastName